1331 Gemini St., Suite 250 Houston, TX 77058 phone: 281 486 4182 toll free: 866 660 8156 fax: 281 486 0217 www.vertexenergy.com

October 23, 2020

Mr. Mark Wojciechowski	VIA EDGAR

Staff Accountant

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington D.C. 20549

Phone: (202) 551-3759

Re:	Vertex Energy Inc.

Form 10-K for the Fiscal Year ended December 31, 2019

Filed March 4, 2020

File No. 001-11476

Dear Mr. Wojciechowski:

On behalf of Vertex Energy, Inc., a Nevada corporation (the “Company”), we confirm receipt of the comment letter received by the Company from the staff of the Securities and Exchange Commission (the “Staff” and the “Commission”), dated October 8, 2020 (the “Letter”), relating to Staff comments on the Company’s September 30, 2020 response letter, addressing Staff comments on the above referenced Annual Report on Form 10-K (the “Annual Report”).

The Company’s responses to the Staff’s comments set forth in the Letter are indicated below, directly following a restatement of each comment in bold type.

We have also included as Appendix A the same revisions we are suggesting in response to Comments 1 and 4 below, redlined against the original Annual Report disclosures (with changes from the original report bolded and underlined) to help facilitate your review.

Form 10-K for the Fiscal Year ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 60

1.	We note that in response to prior comments two, three and four, you have proposed to remove or omit from future periodic reports the line items for, and the discussions of, ‘gross profit’ from MD&A, your financial statements, and the operating segment note, rather than present complete measures of gross profit, reflecting all costs of revenues.

October 23, 2020

However, we note that you have presented gross profit in your financial statements and included discussion and analysis of this metric as well as per barrel margins in your periodic reports since you began reporting more than eleven years ago.

We also note that you have retained various incomplete cost of revenues measures and analysis of per barrel margins in your draft revisions, and have not addressed the changes that would be necessary to discuss the excluded amounts in your narratives on page 61, or to include complete measures along with the narratives presently reflecting incomplete quantifications, including per barrel margin percentages.

Please clarify the scope of revisions that you are contemplating and explain to us how you came to view the measures that you are proposing to exclude as being no longer important to users of your financial statements, and no longer useful in describing the business, if this is your view, in formulating your proposed course of action.

Please submit the incremental revisions necessary to balance your discussion and analysis of cost of revenues and per barrel margins.

RESPONSE:

As we have continued to consider and review the prior comments from the Staff and the various changes we proposed, the Staff’s most recent comments, and to attempt to re-think what we believe is the most useful presentation to readers, we have decided to change course from our proposed revisions to our financial disclosures in responses to the prior Staff letter, and instead maintain our future presentations as closely as possible to our historical presentations. In doing so, we believe we will be able to maintain better consistency in our presentation and comparatives. Upon further review we also determined that our historical disclosures do the best job of describing our business and highlighting our quarter-over-quarter operating results for readers.

Moving forward, we plan to adjust the disclosure in our quarterly and annual statement of operations to include depreciation and amortization that is attributable to cost of revenues as a separate line item in our calculation of gross profit. Similarly, as described in greater detail in our response to comment 4, below, moving forward, we plan to adjust the disclosure in our quarterly and annual reports of segment information to include depreciation and amortization that is attributable to cost of revenues, and remove the disclosure of all non-GAAP measures. Similarly, we will revise the related disclosures and narratives in the MD&A and the operating results in our future filings to discuss the updated line items and presentations.

We apologize for any confusion caused by our prior suggested revised presentation as set forth in our September 30, 2020 response letter, which we no longer intend to pursue.

An example of what those revised disclosures will look like is provided below (which comes from the Annual Report, as updated). Additionally, as we no longer contemplate disclosing incomplete cost of revenues measures and/or an incomplete analysis of per barrel margins, we do not believe that any changes to the disclosures are necessary to discuss the excluded amounts in the narratives, since none are being excluded (other than depreciation, which is clear from the line item headings).

October 23, 2020

We have also updated the discussions of cost of revenues and per barrel margins below to take into account the updated calculations of gross revenues and have also clarified those calculations where appropriate.

Finally, we have updated our Consolidated Statements of Operations for the years ended December 31, 2019 and 2018, below, to show the changes we are proposing to the presentation of such Statement of Operations.

*** Beginning on Page 62 of the Annual Report ***

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2019 COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2018

Set forth below are our results of operations for the three months ended December 31, 2019, as compared to the same period in 2018.

	Three Months Ended December 31,
	2019	2018	$ Change	% Change
Revenues	$42,588,302	$41,801,748	$786,554	2%

Cost of revenues (exclusive of depreciation and amortization shown separately below)	31,045,027	36,879,263	(5,834,236)	(16)%

Depreciation and amortization attributable to costs of revenues	1,337,530	1,301,043	36,487	3%

Gross profit	10,205,745	3,621,442	6,584,303	182%

Selling, general and administrative expenses	6,652,623	5,258,572	1,394,051	27%

Depreciation and amortization attributable to operating expenses	509,074	455,953	53,121	12%

Total operating expenses	7,161,697	5,714,525	1,447,172	25%

Income (loss) from operations	3,044,048	(2,093,083)	5,137,131	245%

Other Income	126	—	126	100%
Loss on sale of assets	(105,554)	(5,970)	(99,584)	(1,668)%
Gain (loss) on change in derivative warrant liability	(819,239)	2,888,687	(3,707,926)	(128)%
Interest Expense	(747,291)	(833,084)	85,793	10%
Total other income (expense)	(1,671,958)	2,049,633	(3,721,591)	(182)%

Income (loss) before income tax	1,372,090	(43,450)	1,415,540	3,258%

Income tax provision	—	—	—	—%

Net income (loss) attributable to non-controlling interest and redeemable non-controlling interest	(62,112)	157,883	(219,995)	(139)%

Net income (loss) attributable to Vertex Energy, Inc.	$1,434,202	$(201,333)	$1,635,535	812%

October 23, 2020

Each of our segments’ gross profit (loss) during the three months ended December 31, 2019 and 2018 were as follows:

	Three Months Ended December 31,
	2019	2018	$ Change	% Change
Black Oil
Revenues	$36,215,635	$32,730,540	$3,485,095	11%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	24,822,137	27,280,433	(2,458,296)	(9)%
Depreciation and amortization attributable to costs of revenues	1,050,027	1,012,785	37,242	4%
Gross profit	$10,343,471	$4,437,322	$5,906,149	133%

	Three Months Ended December 31,
	2019	2018	$ Change	% Change
Refining and Marketing
Revenues	$3,745,290	$5,553,741	$(1,808,451)	(33)%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	2,883,187	5,972,018	(3,088,831)	(52)%
Depreciation and amortization attributable to costs of revenues	147,898	155,235	(7,337)	(5)%
Gross profit (deficit)	$714,205	$(573,512)	$1,287,717	225%

October 23, 2020

	Three Months Ended December 31,
	2019	2018	$ Change	% Change
Recovery
Revenues	$2,627,377	$3,517,467	$(890,090)	(25)%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	3,339,703	3,626,812	(287,109)	(8)%
Depreciation and amortization attributable to costs of revenues	139,605	133,023	6,582	5%
Gross deficit	$(851,931)	$(242,368)	$(609,563)	(252)%

Our revenues and cost of revenues are significantly impacted by fluctuations in commodity prices. Increases in commodity prices typically result in increases in revenue and cost of revenues. Our gross profit is to a large extent a function of the market discount we are able to obtain in purchasing feedstock, as well as how efficiently management conducts operations. During the three months ended December 31, 2019, compared to the same period in 2018, we saw a 30% improvement in the discount we were paying for feedstock into our refineries. In addition, we saw a 48% improvement in operating costs (inclusive of depreciation and amortization) on a per barrel basis for the fourth quarter of 2019 as comparted to the same period in 2018.

Revenues increased 2% for the fourth quarter of 2019, compared to the same period in 2018, due primarily to increased volumes of products sold during the period. Total volume increased 23% and gross profit increased 182% for the three months ended December 31, 2019, compared to the same period in 2018. Additionally, our per barrel margin increased 91% relative to the three months ended December 31, 2018.  Our per barrel margin is calculated by dividing the total volume of product sold (in bbls) by total gross profit for the applicable period ($10,205,745 for the 2019 period versus $3,621,442 for the 2018 period). The majority of this increase was the result of the drop in High Sulfur Fuel Oil commodity prices during the fourth quarter of 2019, which resulted in lowering the index that we purchase the majority of our feedstock against, which improved our product spreads during this period.

During the three months ended December 31, 2019, total cost of revenues (exclusive of depreciation and amortization) was $31,045,027, compared to $36,879,263 for the three months ended December 31, 2019, a decrease of $5,834,236 or 16% from the prior period. The main reason for the decrease was the result of a decline in commodity prices, which impacted our feedstock pricing and a decrease in volumes in our Refining and Marketing division, as well as our metals facilities.

For the three months ended December 31, 2019, total depreciation and amortization expense attributable to cost of revenues was $1,337,530, compared to $1,301,043 for the three months ended December 31, 2018, an increase of $36,487, mainly due to additional trucks and rolling stock for our street collections business.

Our Black Oil segment’s volume increased approximately 17% during the three months ended December 31, 2019, compared to the same period in 2018. This increase was mainly due to steady production during the period and not having a turnaround during the period at either of our refining facilities during the three months ended December 31, 2019, compared to turn arounds during last year's period. Overall volume for the Refining and Marketing segment decreased 26% during the three-month period ended December 31, 2019, as compared to the same period in 2018. This is a result of a focus on the production of higher quality finished products, which in turn has decreased the amount of volume being produced. This segment experienced a decrease in production of 54% for its cutterstock for the three months ended December 31, 2019, compared to the same period in 2018. Our gasoline blendstock volumes were down 100% for the three months ended December 31, 2019, compared to the same period in 2018. Our pygas volumes increased 8% for the three months ended December 31, 2019, as compared to the same period in 2018.

During the three months ended December 31, 2019, our Refining and Marketing cost of revenues (exclusive of depreciation and amortization) were $2,883,187, of which the processing costs for our Refining and Marketing business located at KMTEX were $588,070, and depreciation and amortization attributable to cost of revenues was $147,898. Revenues for the same period were $3,745,290 while gross profit from operations was $714,205. During the three months ended December 31, 2018, our Refining and Marketing cost of revenues (exclusive of depreciation and amortization) were $5,972,018, which included the processing costs at KMTEX of $650,481, and depreciation and amortization attributable to cost of revenues was $155,235. Revenues for the same period were $5,553,741, while gross deficit from operations was $418,277.

October 23, 2020

Commodity prices decreased approximately 34% for the three months ended December 31, 2019, compared to the same period in 2018. The average posting (U.S. Gulfcoast Residual Fuel No. 6 3%) for the three months ended December 31, 2019 decreased $21.02 per barrel from a three month average of $61.59 per barrel during the three months ended December 31, 2018 to $40.57 per barrel during the three months ended December 31, 2019.

Depreciation and amortization attributable to costs of revenues reflects the depreciation and amortization of the fixed assets at our refineries along with rolling stock at our collection branches.

Depreciation and amortization attributable to operating expenses reflects depreciation and amortization related to our corporate and administrative offices along with internet technology (IT) related items and intangibles.

Overall gross profit increased 182% and our margin per barrel increased approximately 129% for the three months ended December 31, 2019, compared to the same period in 2018.  In our street collections and third party purchasing we were focused on lowering the prices paid to generators and suppliers for used motor oil during 2019. Additionally, our street collections operations had to quickly shift its services model where we implemented service fees for the handling of used motor oil, the managing of used oil filters, and various other services performed by our collection division during the period compared to this being a cost and us paying for these services to be completed in certain prior periods.

Volumes in our street collections were up 19% for the three months ended December 31, 2019 as compared to the same period in 2018, the cost of the oil collected was down 13% and revenue was down 13% from the prior period. The reduction in collection costs is a function of route efficiencies and increased volumes of collections when compared to fixed costs across our collection operations. Overall, this provided an additional 13% of gross margin to the business or approximately $1.3 million for the three-month period ended December 31, 2019. One of our key initiatives continues to be a focus on growing our own volumes of collected material and displacing the third-party oil processed in our facilities.

We had selling, general and administrative expenses of $6,652,623 for the three months ended December 31, 2019, compared to $5,258,572 from the prior year's period, an increase of $1,394,051 or 27% from the prior period. This increase is primarily due to the additional selling, general and administrative expenses incurred during the period as a result of increased personnel costs, legal expenses, and insurance expenses related to our expansion of trucks and facilities through organic growth, as well as increased accounting, legal and consulting expenses related to our Tensile transaction.

We had depreciation and amortization attributable to operating expenses of $509,074 for the three months ended December 31, 2019, compared to $455,953 for the three months ended December 31, 2019, an increase of $53,121, mainly due to an expansion in rolling stock and trucks for our street collections business.

We had total other expense of $1,671,958 for the three months ended December 31, 2019, compared to total other income of $2,049,633 for the three months ended December 31, 2018. The main reason for the change in other expense during 2019 was the loss of $819,239 during 2019, compared to the gain of $2,888,687 during 2018, on change in value of derivative liability, in connection with certain warrants granted in June 2015 and May 2016, as described in greater detail in “Note 14. Preferred Stock and Temporary Equity” to the consolidated financial statements included herein under “Part II”-“Item 8- Financial Statements and Supplementary Data”.

October 23, 2020

RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 2018

	Year Ended December 31,
	2019	2018	$ Change	% Change
Revenues	$163,365,565	$180,720,661	$(17,355,096)	(10)%

Cost of revenues (exclusive of depreciation and amortization shown separately below)	134,777,113	151,314,039	(16,536,926)	(11)%

Depreciation and amortization attributable to costs of revenues	5,189,331	5,165,019	24,312	—%

Gross profit	23,399,121	24,241,603	(842,482)	(3)%

Selling, general and administrative expenses	24,182,407	21,927,264	2,255,143	10%

Depreciation and amortization attributable to operating expenses	1,990,758	1,825,991	164,767	9%

Total operating expenses	26,173,165	23,753,255	2,419,910	10%

Income (loss) from operations	(2,774,044)	488,348	(3,262,392)	(668)%

Other income (expense)
Other income	920,197	659	919,538	139,535%
Gain (loss) on sale of assets	(74,111)	45,553	(119,664)	(263)%
Gain (loss) on change in value of derivative warrant liability	(487,524)	763,716	(1,251,240)	(164)%
Interest expense	(3,070,071)	(3,281,855)	211,784	6%
Total other expense	(2,711,509)	(2,471,927)	(239,582)	(10)%

Loss before income tax	(5,485,553)	(1,983,579)	(3,501,974)	(177)%

Income tax benefit	—	—	—	—%

Net loss	(5,485,553)	(1,983,579)	(3,501,974)	(177)%

Net income (loss) attributable to non-controlling interest and redeemable non-controlling interest	(436,974)	234,188	(671,162)	(287)%

Net loss attributable to Vertex Energy, Inc.	$(5,048,579)	$(2,217,767)	$(2,830,812)	(128)%

October 23, 2020

Each of our segment’s gross profit during these periods was as follows:

	Year Ended December 31,
	2019	2018	$ Change	% Change
Black Oil
Revenues	$139,269,164	$143,836,981	$(4,567,817)	(3)%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	113,196,583	116,524,465	(3,327,882)	(3)%
Depreciation and amortization attributable to costs of revenues	4,062,124	3,989,719	72,405	2%
Gross profit	$22,010,457	$23,322,797	$(1,312,340)	(6)%

Refining and Marketing
Revenues	$12,957,767	$22,935,482	$(9,977,715)	(44)%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	10,651,069	22,290,277	(11,639,208)	(52)%
Depreciation and amortization attributable to costs of revenues	579,846	615,749	(35,903)	(6)%
Gross profit	$1,726,852	$29,456	$1,697,396	5,762%

Recovery
Revenues	$11,138,634	$13,948,198	$(2,809,564)	(20)%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	10,929,461	12,499,297	(1,569,836)	(13)%
Depreciation and amortization attributable to costs of revenues	547,361	559,551	(12,190)	(2)%
Gross profit (loss)	$(338,188)	$889,350	$(1,227,538)	(138)%

Our revenues and cost of revenues are significantly impacted by fluctuations in commodity prices. Increases in commodity prices typically result in increases in revenue and cost of revenues (i.e., feedstock acquisition costs). Our gross profit is to a large extent a function of the market discount we are able to obtain in purchasing feedstock, as well as how efficiently management conducts operations. As demand for used oil feedstock increases, the prices we are required to pay for such feedstock typically increases as well – i.e., the discount pricing to non-used oil shrinks, which increases our acquisition costs. Our cost of revenues are a function of the ultimate price we are required to pay to acquire feedstocks, how efficient we are in acquiring such feedstocks (which relates to everything from how efficient our collection trucks are in their collection routes to how efficiently we operate our facilities), and the cost of turn-arounds and other maintenance at our facilities. During the three months ended December 31, 2019, compared to the same period in 2018, we saw a 30% improvement in the discount we were paying for feedstock into our refineries. This is a result of increased street collections, as well as aggressive price changes on the street. In addition, we saw a 48% improvement in operating costs on a per barrel basis for the fourth quarter of 2019, as compared to the same period in 2018. These improvements were mostly a result of an improvement in logistic costs for the period, as well as efficiencies in operations of our refineries and reductions in maintenance costs for the period.

Total revenues decreased 10% for the year ended December 31, 2019, compared to the year ended December 31, 2018, due primarily to decreases in commodity prices during the period of approximately 10%. The average posting (U.S. Gulfcoast Residual Fuel No. 6 3%) for 2019 decreased $7.31 per barrel from a 2018 average of $61.21 per barrel to an average of $53.90 per barrel during 2019. On average, prices we received for our products decreased 10% for the year ended December 31, 2019, compared to the year ended December 31, 2018.

October 23, 2020

Volume for our Black Oil segment increased 5% during fiscal 2019 compared to 2018. This volume increase is attributable to the increased amount of product which was processed through our facilities in Columbus, Ohio , the ownership of 65% of which was transferred to Tensile in connection with the Heartland SPV (discussed above under “Part I” - “Item 1. Business” - “Recent Material Transactions”), effective January 1, 2020, and Marrero, Louisiana during the period ended December 31, 2019, as compared to the same period in 2018. Our per barrel margin in the Black Oil segment decreased approximately 11% for the year ended December 31, 2019 from the same period in 2018. Our per barrel margin is calculated by dividing the total volume of product sold (in bbls) by total gross profit for the applicable period ($23,399,121 for the 2019 period versus $24,241,603 for the 2018 period). The decrease in margins was due to the issues experienced during the first half of the year at our refining facilities relating to weather events, extended turnarounds and overall operational challenges which caused an increase in operating expenses. Our Black Oil segment, which includes our TCEP facility, the Marrero facility and the Heartland facility (of which we own 35% effective January 1, 2020), generated revenues of $139,269,164 for the year ended December 31, 2019, with cost of revenues (exclusive of depreciation and amortization) of $113,196,583 and depreciation and amortization attributable to cost of revenues of $4,062,124, producing a gross profit of $22,010,457. During the year ended December 31, 2018, these revenues were $143,836,981 with cost of revenues of $116,524,465 (exclusive of depreciation and amortization) and depreciation and amortization attributable to cost of revenues of $3,989,719, producing a gross profit of $23,322,797. Gross profit decreased for the year ended December 31, 2019, compared to 2018, as a result of increased operating expenses through our various facilities offset by diligent management of our street collections and pricing.

* * * * * *

During the year ended December 31, 2019, our Refining and Marketing cost of revenues (exclusive of depreciation and amortization) were $10,651,069, of which the processing costs for our Refining and Marketing business located at KMTEX were $2,007,295, and depreciation and amortization attributable to costs of sales was $579,846. Revenues for the same period were $12,957,767, while gross profit from operations was $1,726,852. During the year ended December 31, 2018, our Refining and Marketing cost of revenues (exclusive of depreciation and amortization) were $22,290,277, which included the processing costs at KMTEX of $2,223,633, and depreciation and amortization attributable to costs of sales was $615,749. Revenues for the same period were $22,935,482, while gross profit was $29,456.

* * * * * *

Gross profit decreased 3% to $23,399,121 for the year ended December 31, 2019 from $24,241,603 for the year ended December 31, 2018, primarily due to operational impacts to our business at our refining locations. We experienced extended delays due to weather events in the Gulf Coast which caused extended downtime at our facility during the year ended December 31, 2019. This resulted in higher turnaround costs as well as decreased production. In addition we experienced increased costs around our metals division during the year due to an increase in the market price of metals. In our street collections and third party purchasing we were focused on lowering the prices paid to generators and suppliers for used motor oil during 2019. Additionally, our street collections operations had to quickly shift its payment model (which was applicable to the prior period) from our prior model of us paying for street collections to being paid service fees for the handling of used motor oil, the managing of used oil filters, and various other services performed by our collection division during the current period. Volumes in our street collections were up 21% for the twelve months ended December 31, 2019, as compared to the same period in 2018, and the cost to collect was down 8% from the prior period. Overall, this provided an additional 7% of gross margin to the business or approximately $1.6 million for the twelve month period ended December 31, 2019. One of our key initiatives continues to be a focus on growing our own volumes of collected material and displacing the third-party oil processed in our facilities.

For the twelve months ended December 31, 2019, total depreciation and amortization expense attributable to cost of revenues was $5,189,331, compared to $5,165,019 for the twelve months ended December 31, 2018, an increase of $24,312, mainly due to additional trucks and rolling stock for our street collections business. Depreciation and amortization attributable to costs of revenues reflects the depreciation and amortization of the fixed assets at our refineries along with rolling stock at our collection branches.

We had selling, general and administrative expenses of $24,182,407 for the year ended December 31, 2019, compared to $21,927,264 for the prior year’s period, an increase of $2,255,143 or 10% from the prior period, due to the additional selling, general and administrative expenses incurred during the period as a result of increased personnel costs, legal expenses, and insurance expenses related to expansion of trucks and facilities through organic growth, as well as increased accounting, legal and consulting expenses related to our Tensile transaction.

October 23, 2020

We had depreciation and amortization attributable to operating expenses of $1,990,758 for the year ended December 31, 2019, compared to $1,825,991 for the year ended December 31, 2018, an increase of $164,767, mainly due to an expansion in rolling stock and trucks for our street collections business. Depreciation and amortization attributable to operating expenses reflects depreciation and amortization related to our corporate and administrative offices along with internet technology (IT) related items and intangibles.

*** Beginning on Page F-6 of the Annual Report ***

VERTEX ENERGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

	2019	2018
Revenues	$163,365,565	$180,720,661
Cost of revenues (exclusive of depreciation and amortization shown separately below)	134,777,113	151,314,039
Depreciation and amortization attributable to costs of revenues	5,189,331	5,165,019
Gross profit	23,399,121	24,241,603

Operating expenses:
Selling, general and administrative expenses	24,182,407	21,927,264
Depreciation and amortization attributable to operating expenses	1,990,758	1,825,991
Total operating expenses	26,173,165	23,753,255
Income (loss) from operations	(2,774,044)	488,348
Other income (expense):
Other income	920,197	659
Gain (loss) on sale of assets	(74,111)	45,553
Gain (loss) on change in value of derivative warrant liability	(487,524)	763,716
Interest expense	(3,070,071)	(3,281,855)
Total other expense	(2,711,509)	(2,471,927)
Loss before income taxes	(5,485,553)	(1,983,579)
Income tax benefit	—	—
Net loss	(5,485,553)	(1,983,579)
Net income (loss) attributable to non-controlling interest and redeemable non-controlling interest	(436,974)	234,188
Net loss attributable to Vertex Energy, Inc.	(5,048,579)	(2,217,767)

Accretion of redeemable noncontrolling interest to redemption value	(2,279,371)	—
Accretion of discount on series B and B-1 Preferred Stock	(2,489,722)	(3,132,414)
Dividends on series B and B-1 Preferred Stock	(1,627,956)	(2,687,123)
Net loss available to common stockholders	$(11,445,628)	$(8,037,304)

Loss per common share
Basic	$(0.28)	$(0.23)
Diluted	$(0.28)	$(0.23)
Shares used in computing loss per share
Basic	40,988,946	35,411,264
Diluted	40,988,946	35,411,264

October 23, 2020

2.	We note that the revised tables provided in response to prior comment two include the parenthetical “exclusive of items shown separately below” without identifying the particular items and amounts excluded from cost of revenues.

Please further revise your presentation to specify the items being excluded from cost of revenues and if amounts shown on the line items excluded are not fully attributable to the measure, quantify the attributable amounts in the parenthetical or present separate lines for those amounts pertaining to cost of revenues. Based on the proposed revisions to your segment tabulations, reporting “Operating depreciation and amortization” it appears that less than all of the DD&A reported is attributable to cost of revenues.

It also appears that the underscores between the line items cost of revenues, and selling, general and administrative expenses, should be removed, in the absence of any summations. Please revise accordingly.

RESPONSE:

We have addressed all of the comments set forth above in our response to comment 1 reflected in the tables above to the extent such comments still apply following the updates to our presentation above. In addition, we corrected the prior incorrect underscores.

3.	Please address the following points regarding the proposed revisions provided in your response to prior comment two.

●	In the second table, reporting segment loss before income taxes, the line item “Depreciation and amortization from SG&A” should be revised to clarify if the reference to “From SG&A” means “attributable to SG&A”.

RESPONSE:

We have updated our prior presentation and clarified in our response to comment 1, above, the reference to “Depreciation and amortization attributable to operating expenses”.

●	Please expand the statement “Our profit (loss) before corporate selling, general and administrative expenses loss before income taxes is to a large extent a function of the market discount we are able to obtain in purchasing feedstock, as well as how efficiently management conducts operations to clarify which measure is being referenced and to quantify the discounts and efficiency correlations.

October 23, 2020

RESPONSE:

We have updated the disclosure referenced below (which is also included in the response to comment 1, above):

Our revenues and cost of revenues are significantly impacted by fluctuations in commodity prices. Increases in commodity prices typically result in increases in revenue and cost of revenues (i.e., feedstock acquisition costs). Our gross profit is to a large extent a function of the market discount we are able to obtain in purchasing feedstock, as well as how efficiently management conducts operations. As demand for used oil feedstock increases, the prices we are required to pay for such feedstock typically increases as well – i.e., the discount pricing to non-used oil shrinks, which increases our acquisition costs. Our cost of revenues is a function of the ultimate price we are required to pay to acquire feedstocks, how efficient we are in acquiring such feedstocks (which relates to everything from how efficient our collection trucks are in their collection routes to how efficiently we operate our facilities), and the cost of turn-arounds and other maintenance at our facilities. During the three months ended December 31, 2019, compared to the same period in 2018, we saw a 30% improvement in the discount we were paying for feedstock into our refineries. This is a result of increased street collections, as well as aggressive price changes on the street. In addition, we saw a 48% improvement in operating costs on a per barrel basis for the fourth quarter of 2019, as compared to the same period in 2018. These improvements were mostly a result of improvement in logistic costs for the period, as well as efficiencies in operations of our refineries and reductions in maintenance costs for the period.

●	Your discussion of collection and production volumes should also quantify the effects of changes in collections, relative to acquiring feedstock from third-parties, on your cost of sales and measures of profitability.

RESPONSE:

We have updated each of the noted items above in our response to comment number 1 above. Below is an excerpt from above which includes similar disclosures as we plan to use moving forward.

Volumes in our street collections were up 19% for the three months ended December 31, 2019 as compared to the same period in 2018, the cost of the oil collected was down 13% and revenue was down 13% from the prior period. The reduction in collection costs is a function of route efficiencies and increased volumes of collections when compared to fixed costs across our collection operations. Overall, this provided an additional 5% of gross margin to the business or approximately $1.3 million for the three-month period ended December 31, 2019. One of our key initiatives continues to be a focus on growing our own volumes of collected material and displacing the third-party oil processed in our facilities.

Note 17 - Segment Reporting, page F-42

4.	In response to prior comment four, you agreed to report revenues for each of the six product categories identified on pages 13 and 14 to comply with FASB ASC 280-10-50-40, although your draft revisions did not include these details.

Please submit details of all revisions being proposed, including revenues based on the six product categories that you have identified, and revise your product descriptions on pages 13 and 14 to clarify which categories include or are synonymous with vacuum gas oil and cutterstock, which you associate with the Black Oil segment in your response.

October 23, 2020

RESPONSE:

In analyzing our product descriptions for the purposes of addressing your comment 4, we determined to increase the number of product categories from six to eight and to adjust some of our prior product category headings (as updated below). In our future periodic filings, we will update our disclosures to clarify the extent to which each of our operating segments reflect sales of our now eight product categories and to report revenues for each product category to comply with FASB ASC 280-10-50-40. Additionally, we will revise and clarify the product descriptions on pages 13 and 14 to clarify and agree to the segment information presented (sample updated disclosure below).

We have also revised our product descriptions on pages 13 and 14 to clarify which categories include or are synonymous with vacuum gas oil and cutterstock, as shown below.

Below is an example of the modified disclosures and language we plan to use moving forward in future reports:

*** Beginning on Page F-42 of the Annual Report ***

NOTE 17. SEGMENT REPORTING

The Company’s reportable segments include the (1) Black Oil, (2) Refining and Marketing, and (3) Recovery segments.

(1) The Black Oil segment consists primary of the sale of (a) petroleum products which include base oil and industrial fuels—which consist of used motor oils, cutterstock and fuel oil generated by our facilities; (b) oil collection services—which consist of used oil sales, burner fuel sales, antifreeze sales and service charges; (c) the sale of other re-refinery products including asphalt, condensate, recovered products, and used motor oil; (d) transportation revenues; and (e) the sale of VGO (vacuum gas oil)/marine fuel.

(2) The Refining and Marketing segment consists primarily of the sale of pygas; industrial fuels, which are produced at a third party facility; and distillates.

(3) The Recovery segment consists primarily of revenues generated from the sale of ferrous and non-ferrous recyclable Metal(s) products that are recovered from manufacturing and consumption. It also includes revenues generated from trading/marketing of Group III Base Oils.

We also disaggregate our revenue by product category for each of our segments, as we believe such disaggregation helps depict how our revenue and cash flows are affected by economic factors.

October 23, 2020

Segment information for the year ended December 31, 2019 is as follows:

YEAR ENDED DECEMBER 31, 2019
	Black Oil	Refining and Marketing	Recovery	Total
Revenues:
Base oil	$31,987,834	$—	$2,590,723	$34,578,557
Pygas	—	10,873,699	—	10,873,699
Industrial fuel	6,841,302	2,029,371	—	8,870,673
Distillates(1)	—	54,697	—	54,697
Oil collection services	5,650,687	—	—	5,650,687
Metals(2)	—	—	8,472,556	8,472,556
Other re-refinery products(3)	13,022,622	—	75,355	13,097,977
VGO/Marine fuel sales	81,766,719	—	—	81,766,719
Total revenues	139,269,164	12,957,767	11,138,634	163,365,565
Cost of revenues (exclusive of depreciation and amortization shown separately below)	113,196,583	10,651,069	10,929,461	134,777,113
Depreciation and amortization attributable to costs of revenues	4,062,124	579,846	547,361	5,189,331
Gross profit (loss)	22,010,457	1,726,852	(338,188)	23,399,121
Selling, general and administrative expenses	20,073,534	1,901,747	2,207,126	24,182,407
Depreciation and amortization attributable to operating expenses	1,503,022	401,592	86,144	1,990,758
Income (loss) from operations	$433,901	$(576,487)	$(2,631,458)	$(2,774,044)

Total assets	$114,976,772	$1,101,470	$4,681,677	$120,759,919

(1) Distillates are finished fuel products such as gasoline and diesel fuels.

(2) Metals consist of recoverable ferrous and non-ferrous recyclable metals from manufacturing and consumption. Scrap metal can be recovered from pipes, barges, boats, building supplies, surplus equipment, tanks, and other items consisting of metal composition. These materials are segregated, processed, cut-up and sent back to a steel mill for re-purposing.

(3) Other re-refinery products include the sales of asphalt, condensate, recovered products, and other petroleum products.

*** Beginning on Page 13 of the Annual Report ***

Products and Services

We generate substantially all of our revenue from the sale of eight product categories. All of these products are commodities that are subject to various degrees of product quality and performance specifications.

Base Oil

Base oil is an oil to which other oils or substances are added to produce a lubricant. Typically the main substance in lubricants, base oils, are refined from crude oil.

Pygas

Pygas, or pyrolysis gasoline, is a product that can be blended with gasoline as an octane booster or that can be distilled and separated into its components, including benzene and other hydrocarbons.

Industrial Fuel

Industrial fuel is a distillate fuel oil which is typically a blend of lower quality fuel oils. It can include diesel fuels and fuel oils such as No. 1, No. 2 and No. 4 diesel fuels that are historically used for space heating and power generation. Industrial fuel is typically a fuel with low viscosity, as well as low sulfur, ash, and heavy metal content, making it an ideal blending agent.

October 23, 2020

Distillates

Distillates are finished fuel products such as gasoline and diesel fuels.

Oil Collection Services

Oil collection services include the collection, handling, treatment and sales of used motor oil and products which include used motor oil (such as oil filters) which are collected from our customers.

Metals

Metals consist of recoverable ferrous and non-ferrous recyclable metals from manufacturing and consumption. Scrap metal can be recovered from pipes, barges, boats, building supplies, surplus equipment, tanks, and other items consisting of metal composition. These materials are segregated, processed, cut-up and sent back to a steel mill for re-purposing.

Other re-refinery products

Other re-refinery products include the sales of asphalt, condensate, recovered products, and other petroleum products.

VGO/Marine fuel sales

VGO/Marine fuel sales relate to the sale of low sulfur fuel meeting the criterial for IMO 2020 compliant marine fuels.

The way that the product categories above fit into our three operating segments (1) Black Oil; (2) Refining and Marketing; and (3) Recovery, are indicated below:

	Black Oil(1)	Refining and Marketing(2)	Recovery(3)
Base oil	X		X
Pygas		X
Industrial fuel	X	X
Distillates		X
Oil collection services	X
Metals			X
Other re-refinery products	X		X
VGO/Marine fuel sales	X

(1) The Black Oil segment consists primary of the sale of (a) petroleum products which include base oil and industrial fuels—which consist of used motor oils, cutterstock and fuel oil generated by our facilities; (b) oil collection services—which consist of used oil sales, burner fuel sales, antifreeze sales and service charges; (c) the sale of other re-refinery products including asphalt, condensate, recovered products, and used motor oil; (d) transportation revenues; and (e) the sale of VGO (vacuum gas oil)/marine fuel.

(2) The Refining and Marketing segment consists primarily of the sale of pygas; industrial fuels, which are produced at a third-party facility (KMTEX); and distillates.

(3) The Recovery segment consists primarily of revenues generated from the sale of ferrous and non-ferrous recyclable Metal(s) products that are recovered from manufacturing and consumption. It also includes revenues generated from trading/marketing of Group III Base Oils.

* * * * * *

October 23, 2020

If you have any questions, please do not hesitate to contact the undersigned at (281) 538-9802 xt. 104.

Very truly yours,

/s/ Chris Carlson

Chris Carlson
Chief Financial Officer

October 23, 2020

APPENDIX A

Comment 1

*** Beginning on Page 62 of the Annual Report ***

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2019 COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2018

Set forth below are our results of operations for the three months ended December 31, 2019, as compared to the same period in 2018.

	Three Months Ended December 31,
	2019	2018	$ Change	% Change
Revenues	$42,588,302	$41,801,748	$786,554	2%

Cost of revenues (exclusive of depreciation and amortization shown separately below)	31,045,027	36,879,263	(5,834,236)	(16)%

Depreciation and amortization attributable to costs of revenues	1,337,530	1,301,043	36,487	3%

Gross profit	10,205,745	3,621,442	6,584,303	182%

Selling, general and administrative expenses	6,652,623	5,258,572	1,394,051	27%

Depreciation and amortization attributable to operating expenses	509,074	455,953	53,121	12%

Total operating expenses	7,161,697	5,714,525	1,447,172	25%

Income (loss) from operations	3,044,048	(2,093,083)	5,137,131	245%

Other Income	126	—	126	100%
Loss on sale of assets	(105,554)	(5,970)	(99,584)	(1,668)%
Gain (loss) on change in derivative warrant liability	(819,239)	2,888,687	(3,707,926)	(128)%
Interest Expense	(747,291)	(833,084)	85,793	10%
Total other income (expense)	(1,671,958)	2,049,633	(3,721,591)	(182)%

Income (loss) before income tax	1,372,090	(43,450)	1,415,540	3,258%

Income tax provision	—	—	—	—%

Net income (loss) attributable to non-controlling interest and redeemable non-controlling interest	(62,112)	157,883	(219,995)	(139)%

Net income (loss) attributable to Vertex Energy, Inc.	$1,434,202	$(201,333)	$1,635,535	812%

October 23, 2020

Each of our segments’ gross profit (loss) during the three months ended December 31, 2019 and 2018 were as follows:

	Three Months Ended December 31,
	2019	2018	$ Change	% Change
Black Oil
Revenues	$36,215,635	$32,730,540	$3,485,095	11%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	24,822,137	27,280,433	(2,458,296)	(9)%
Depreciation and amortization attributable to costs of revenues	1,050,027	1,012,785	37,242	4%
Gross profit	$10,343,471	$4,437,322	$5,906,149	133%

	Three Months Ended December 31,
	2019	2018	$ Change	% Change
Refining and Marketing
Revenues	$3,745,290	$5,553,741	$(1,808,451)	(33)%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	2,883,187	5,972,018	(3,088,831)	(52)%
Depreciation and amortization attributable to costs of revenues	147,898	155,235	(7,337)	(5)%
Gross profit (deficit)	$714,205	$(573,512)	$1,287,717	(225)%

	Three Months Ended December 31,
	2019	2018	$ Change	% Change
Recovery
Revenues	$2,627,377	$3,517,467	$(890,090)	(25)%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	3,339,703	3,626,812	(287,109)	(8)%
Depreciation and amortization attributable to costs of revenues	139,605	133,023	6,582	5%
Gross deficit	$(851,931)	$(242,368)	$(609,563)	(252)%

October 23, 2020

Our revenues and cost of revenues are significantly impacted by fluctuations in commodity prices. Increases in commodity prices typically result in increases in revenue and cost of revenues. Our gross profit is to a large extent a function of the market discount we are able to obtain in purchasing feedstock, as well as how efficiently management conducts operations. During the three months ended December 31, 2019, compared to the same period in 2018, we saw a 30% improvement in the discount we were paying for feedstock into our refineries. In addition, we saw a 48% improvement in operating costs (inclusive of depreciation and amortization) on a per barrel basis for the fourth quarter of 2019 as comparted to the same period in 2018.

Revenues increased 2% for the fourth quarter of 2019, compared to the same period in 2018, due primarily to increased volumes of products sold during the period. Total volume increased 23% and gross profit increased 182% for the three months ended December 31, 2019, compared to the same period in 2018. Additionally, our per barrel margin increased 91% relative to the three months ended December 31, 2018.  Our per barrel margin is calculated by dividing the total volume of product sold (in bbls) by total gross profit for the applicable period ($10,205,745 for the 2019 period versus $3,621,442 for the 2018 period). The majority of this increase was the result of the drop in High Sulfur Fuel Oil commodity prices during the fourth quarter of 2019, which resulted in lowering the index that we purchase the majority of our feedstock against, which improved our product spreads during this period.

During the three months ended December 31, 2019, total cost of revenues (exclusive of depreciation and amortization) was $31,045,027, compared to $36,879,263 for the three months ended December 31, 2019, a decrease of $5,834,236 or 16% from the prior period. The main reason for the decrease was the result of a decline in commodity prices, which impacted our feedstock pricing and a decrease in volumes in our Refining and Marketing division, as well as our metals facilities.

For the three months ended December 31, 2019, total depreciation and amortization expense attributable to cost of revenues was $1,337,530, compared to $1,301,043 for the three months ended December 31, 2018, an increase of $36,487, mainly due to additional trucks and rolling stock for our street collections business.

Our Black Oil segment’s volume increased approximately 17% during the three months ended December 31, 2019, compared to the same period in 2018. This increase was mainly due to steady production during the period and not having a turnaround during the period at either of our refining facilities during the three months ended December 31, 2019, compared to turn arounds during last year's period. Overall volume for the Refining and Marketing segment decreased 26% during the three-month period ended December 31, 2019, as compared to the same period in 2018. This is a result of a focus on the production of higher quality finished products, which in turn has decreased the amount of volume being produced. This segment experienced a decrease in production of 54% for its cutterstock for the three months ended December 31, 2019, compared to the same period in 2018. Our gasoline blendstock volumes were down 100% for the three months ended December 31, 2019, compared to the same period in 2018. Our pygas volumes increased 8% for the three months ended December 31, 2019, as compared to the same period in 2018.

During the three months ended December 31, 2019, our Refining and Marketing cost of revenues (exclusive of depreciation and amortization) were $2,883,187, of which the processing costs for our Refining and Marketing business located at KMTEX were $588,070, and depreciation and amortization attributable to cost of revenues was $147,898. Revenues for the same period were $3,745,290 while gross profit from operations was $714,205. During the three months ended December 31, 2018, our Refining and Marketing cost of revenues (exclusive of depreciation and amortization) were $5,972,018, which included the processing costs at KMTEX of $650,481, and depreciation and amortization attributable to cost of revenues was $155,235. Revenues for the same period were $5,553,741, while gross deficit from operations was $418,277.

October 23, 2020

Commodity prices decreased approximately 34% for the three months ended December 31, 2019, compared to the same period in 2018. The average posting (U.S. Gulfcoast Residual Fuel No. 6 3%) for the three months ended December 31, 2019 decreased $21.02 per barrel from a three month average of $61.59 per barrel during the three months ended December 31, 2018 to $40.57 per barrel during the three months ended December 31, 2019.

Depreciation and amortization attributable to costs of revenues reflects the depreciation and amortization of the fixed assets at our refineries along with rolling stock at our collection branches.

Depreciation and amortization attributable to operating expenses reflects depreciation and amortization related to our corporate and administrative offices along with internet technology (IT) related items and intangibles.

Overall gross profit increased 182% and our margin per barrel increased approximately 129% for the three months ended December 31, 2019, compared to the same period in 2018.  In our street collections and third party purchasing we were focused on lowering the prices paid to generators and suppliers for used motor oil during 2019. Additionally, our street collections operations had to quickly shift its services model where we implemented service fees for the handling of used motor oil, the managing of used oil filters, and various other services performed by our collection division during the period compared to this being a cost and us paying for these services to be completed in certain prior periods.

Volumes in our street collections were up 19% for the three months ended December 31, 2019 as compared to the same period in 2018, the cost of the oil collected was down 13% and revenue was down 13% from the prior period. The reduction in collection costs is a function of route efficiencies and increased volumes of collections when compared to fixed costs across our collection operations. Overall, this provided an additional 13% of gross margin to the business or approximately $1.3 million for the three-month period ended December 31, 2019. One of our key initiatives continues to be a focus on growing our own volumes of collected material and displacing the third-party oil processed in our facilities.

We had selling, general and administrative expenses of $6,652,623 for the three months ended December 31, 2019, compared to $5,258,572 from the prior year's period, an increase of $1,394,051 or 27% from the prior period. This increase is primarily due to the additional selling, general and administrative expenses incurred during the period as a result of increased personnel costs, legal expenses, and insurance expenses related to our expansion of trucks and facilities through organic growth, as well as increased accounting, legal and consulting expenses related to our Tensile transaction.

We had depreciation and amortization attributable to operating expenses of $509,074 for the three months ended December 31, 2019, compared to $455,953 for the three months ended December 31, 2019, an increase of $53,121, mainly due to an expansion in rolling stock and trucks for our street collections business.

We had total other expense of $1,671,958 for the three months ended December 31, 2019, compared to total other income of $2,049,633 for the three months ended December 31, 2018. The main reason for the change in other expense during 2019 was the loss of $819,239 during 2019, compared to the gain of $2,888,687 during 2018, on change in value of derivative liability, in connection with certain warrants granted in June 2015 and May 2016, as described in greater detail in "Note 14. Preferred Stock and Temporary Equity" to the consolidated financial statements included herein under "Part II"-"Item 8- Financial Statements and Supplementary Data".

October 23, 2020

RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 2018

	Year Ended December 31,
	2019	2018	$ Change	% Change
Revenues	$163,365,565	$180,720,661	$(17,355,096)	(10)%

Cost of revenues (exclusive of depreciation and amortization shown separately below)	134,777,113	151,314,039	(16,536,926)	(11)%

Depreciation and amortization attributable to costs of revenues	5,189,331	5,165,019	24,312	—%

Gross profit	23,399,121	24,241,603	(842,482)	(3)%

Selling, general and administrative expenses	24,182,407	21,927,264	2,255,143	10%

Depreciation and amortization attributable to operating expenses	1,990,758	1,825,991	164,767	9%

Total operating expenses	26,173,165	23,753,255	2,419,910	10%

Income (loss) from operations	(2,774,044)	488,348	(3,262,392)	(668)%

Other income (expense)
Other income	920,197	659	919,538	139,535%
Gain (loss) on sale of assets	(74,111)	45,553	(119,664)	(263)%
Gain (loss) on change in value of derivative warrant liability	(487,524)	763,716	(1,251,240)	(164)%
Interest expense	(3,070,071)	(3,281,855)	211,784	6%
Total other expense	(2,711,509)	(2,471,927)	(239,582)	(10)%

Loss before income tax	(5,485,553)	(1,983,579)	(3,501,974)	(177)%

Income tax benefit	—	—	—	—%

Net loss	(5,485,553)	(1,983,579)	(3,501,974)	(177)%

Net income (loss) attributable to non-controlling interest and redeemable non-controlling interest	(436,974)	234,188	(671,162)	(287)%

Net loss attributable to Vertex Energy, Inc.	$(5,048,579)	$(2,217,767)	$(2,830,812)	(128)%

October 23, 2020

Each of our segment’s gross profit during these periods was as follows:

	Year Ended December 31,
	2019	2018	$ Change	% Change
Black Oil
Revenues	$139,269,164	$143,836,981	$(4,567,817)	(3)%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	113,196,583	116,524,465	(3,327,882)	(3)%
Depreciation and amortization attributable to costs of revenues	4,062,124	3,989,719	72,405	2%
Gross profit	$22,010,457	$23,322,797	$(1,312,340)	(6)%

Refining and Marketing
Revenues	$12,957,767	$22,935,482	$(9,977,715)	(44)%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	10,651,069	22,290,277	(11,639,208)	(52)%
Depreciation and amortization attributable to costs of revenues	579,846	615,749	(35,903)	(6)%
Gross profit	$1,726,852	$29,456	$1,697,396	5,762%

Recovery
Revenues	$11,138,634	$13,948,198	$(2,809,564)	(20)%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	10,929,461	12,499,297	(1,569,836)	(13)%
Depreciation and amortization attributable to costs of revenues	547,361	559,551	(12,190)	(2)%
Gross profit (loss)	$(338,188)	$889,350	$(1,227,538)	(138)%

Our revenues and cost of revenues are significantly impacted by fluctuations in commodity prices. Increases in commodity prices typically result in increases in revenue and cost of revenues (i.e., feedstock acquisition costs). Our gross profit is to a large extent a function of the market discount we are able to obtain in purchasing feedstock, as well as how efficiently management conducts operations. As demand for used oil feedstock increases, the prices we are required to pay for such feedstock typically increases as well – i.e., the discount pricing to non-used oil shrinks, which increases our acquisition costs. Our cost of revenues are a function of the ultimate price we are required to pay to acquire feedstocks, how efficient we are in acquiring such feedstocks (which relates to everything from how efficient our collection trucks are in their collection routes to how efficiently we operate our facilities), and the cost of turn-arounds and other maintenance at our facilities. During the three months ended December 31, 2019, compared to the same period in 2018, we saw a 30% improvement in the discount we were paying for feedstock into our refineries. This is a result of increased street collections, as well as aggressive price changes on the street. In addition, we saw a 48% improvement in operating costs on a per barrel basis for the fourth quarter of 2019, as compared to the same period in 2018. These improvements were mostly a result of an improvement in logistic costs for the period, as well as efficiencies in operations of our refineries and reductions in maintenance costs for the period.

October 23, 2020

Total revenues decreased 10% for the year ended December 31, 2019, compared to the year ended December 31, 2018, due primarily to decreases in commodity prices during the period of approximately 10%. The average posting (U.S. Gulfcoast Residual Fuel No. 6 3%) for 2019 decreased $7.31 per barrel from a 2018 average of $61.21 per barrel to an average of $53.90 per barrel during 2019. On average, prices we received for our products decreased 10% for the year ended December 31, 2019, compared to the year ended December 31, 2018.

Volume for our Black Oil segment increased 5% during fiscal 2019 compared to 2018. This volume increase is attributable to the increased amount of product which was processed through our facilities in Columbus, Ohio , the ownership of 65% of which was transferred to Tensile in connection with the Heartland SPV (discussed above under “Part I” - “Item 1. Business” - “Recent Material Transactions”), effective January 1, 2020, and Marrero, Louisiana during the period ended December 31, 2019, as compared to the same period in 2018. Our per barrel margin in the Black Oil segment decreased approximately 11% for the year ended December 31, 2019 from the same period in 2018. Our per barrel margin is calculated by dividing the total volume of product sold (in bbls) by total gross profit for the applicable period ($23,399,121 for the 2019 period versus $24,241,603 for the 2018 period). The decrease in margins was due to the issues experienced during the first half of the year at our refining facilities relating to weather events, extended turnarounds and overall operational challenges which caused an increase in operating expenses. Our Black Oil segment, which includes our TCEP facility, the Marrero facility and the Heartland facility (of which we own 35% effective January 1, 2020), generated revenues of $139,269,164 for the year ended December 31, 2019, with cost of revenues (exclusive of depreciation and amortization) of $113,196,583 and depreciation and amortization attributable to cost of revenues of $4,062,124, producing a gross profit of $22,010,457. During the year ended December 31, 2018, these revenues were $143,836,981 with cost of revenues of $116,524,465 (exclusive of depreciation and amortization) and depreciation and amortization attributable to cost of revenues of $3,989,719, producing a gross profit of $23,322,797. Gross profit decreased for the year ended December 31, 2019, compared to 2018, as a result of increased operating expenses through our various facilities offset by diligent management of our street collections and pricing.

* * * * * *

During the year ended December 31, 2019, our Refining and Marketing cost of revenues (exclusive of depreciation and amortization) were $10,651,069, of which the processing costs for our Refining and Marketing business located at KMTEX were $2,007,295, and depreciation and amortization attributable to costs of sales was $579,846. Revenues for the same period were $12,957,767, while gross profit from operations was $1,726,852. During the year ended December 31, 2018, our Refining and Marketing cost of revenues (exclusive of depreciation and amortization) were $22,290,277, which included the processing costs at KMTEX of $2,223,633, and depreciation and amortization attributable to costs of sales was $615,749. Revenues for the same period were $22,935,482, while gross profit was $29,456.

* * * * * *

Gross profit decreased 3% to $23,399,121 for the year ended December 31, 2019 from $24,241,603 for the year ended December 31, 2018, primarily due to operational impacts to our business at our refining locations. We experienced extended delays due to weather events in the Gulf Coast which caused extended downtime at our facility during the year ended December 31, 2019. This resulted in higher turnaround costs as well as decreased production. In addition we experienced increased costs around our metals division during the year due to an increase in the market price of metals. In our street collections and third party purchasing we were focused on lowering the prices paid to generators and suppliers for used motor oil during 2019. Additionally, our street collections operations had to quickly shift its payment model (which was applicable to the prior period) from our prior model of us paying for street collections to being paid service fees for the handling of used motor oil, the managing of used oil filters, and various other services performed by our collection division during the current period. Volumes in our street collections were up 21% for the twelve months ended December 31, 2019, as compared to the same period in 2018, and the cost to collect was down 8% from the prior period. Overall, this provided an additional 7% of gross margin to the business or approximately $1.6 million for the twelve month period ended December 31, 2019. One of our key initiatives continues to be a focus on growing our own volumes of collected material and displacing the third-party oil processed in our facilities.

October 23, 2020

For the twelve months ended December 31, 2019, total depreciation and amortization expense attributable to cost of revenues was $5,189,331, compared to $5,165,019 for the twelve months ended December 31, 2018, an increase of $24,312, mainly due to additional trucks and rolling stock for our street collections business. Depreciation and amortization attributable to costs of revenues reflects the depreciation and amortization of the fixed assets at our refineries along with rolling stock at our collection branches.

We had selling, general and administrative expenses of $24,182,407 for the year ended December 31, 2019, compared to $21,927,264 for the prior year’s period, an increase of $2,255,143 or 10% from the prior period, due to the additional selling, general and administrative expenses incurred during the period as a result of increased personnel costs, legal expenses, and insurance expenses related to expansion of trucks and facilities through organic growth, as well as increased accounting, legal and consulting expenses related to our Tensile transaction.

We had depreciation and amortization attributable to operating expenses of $1,990,758 for the year ended December 31, 2019, compared to $1,825,991 for the year ended December 31, 2018, an increase of $164,767, mainly due to an expansion in rolling stock and trucks for our street collections business. Depreciation and amortization attributable to operating expenses reflects depreciation and amortization related to our corporate and administrative offices along with internet technology (IT) related items and intangibles.

October 23, 2020

*** Beginning on Page F-6 of the Annual Report ***

VERTEX ENERGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

	2019	2018
Revenues	$163,365,565	$180,720,661
Cost of revenues (exclusive of depreciation and amortization shown separately below)	134,777,113	151,314,039
Depreciation and amortization attributable to costs of revenues	5,189,331	5,165,019
Gross profit	23,399,121	24,241,603

Operating expenses:
Selling, general and administrative expenses	24,182,407	21,927,264
Depreciation and amortization attributable to operating expenses	1,990,758	1,825,991
Total operating expenses	26,173,165	23,753,255
Income (loss) from operations	(2,774,044)	488,348
Other income (expense):
Other income	920,197	659
Gain (loss) on sale of assets	(74,111)	45,553
Gain (loss) on change in value of derivative warrant liability	(487,524)	763,716
Interest expense	(3,070,071)	(3,281,855)
Total other expense	(2,711,509)	(2,471,927)
Loss before income taxes	(5,485,553)	(1,983,579)
Income tax benefit	—	—
Net loss	(5,485,553)	(1,983,579)
Net income (loss) attributable to non-controlling interest and redeemable non-controlling interest	(436,974)	234,188
Net loss attributable to Vertex Energy, Inc.	(5,048,579)	(2,217,767)

Accretion of redeemable noncontrolling interest to redemption value	(2,279,371)	—
Accretion of discount on series B and B-1 Preferred Stock	(2,489,722)	(3,132,414)
Dividends on series B and B-1 Preferred Stock	(1,627,956)	(2,687,123)
Net loss available to common stockholders	$(11,445,628)	$(8,037,304)

Loss per common share
Basic	$(0.28)	$(0.23)
Diluted	$(0.28)	$(0.23)
Shares used in computing loss per share
Basic	40,988,946	35,411,264
Diluted	40,988,946	35,411,264

October 23, 2020

Comment 4

*** Beginning on Page F-42 of the Annual Report ***

NOTE 17.  SEGMENT REPORTING

The Company’s reportable segments include the (1) Black Oil, (2) Refining and Marketing, and (3) Recovery segments.

(1) The Black Oil segment consists primary of the sale of (a) petroleum products which include base oil and industrial fuels—which consist of used motor oils, cutterstock and fuel oil generated by our facilities; (b) oil collection services—which consist of used oil sales, burner fuel sales, antifreeze sales and service charges; (c) the sale of other re-refinery products including asphalt, condensate, recovered products, and used motor oil; (d) transportation revenues; and (e) the sale of VGO (vacuum gas oil)/marine fuel.

(2) The Refining and Marketing segment consists primarily of the sale of pygas; industrial fuels, which are produced at a third party facility; and distillates.

(3) The Recovery segment consists primarily of revenues generated from the sale of ferrous and non-ferrous recyclable Metal(s) products that are recovered from manufacturing and consumption. It also includes revenues generated from trading/marketing of Group III Base Oils.

We also disaggregate our revenue by product category for each of our segments, as we believe such disaggregation helps depict how our revenue and cash flows are affected by economic factors.

Segment information for the year ended December 31, 2019 is as follows:

YEAR ENDED DECEMBER 31, 2019
	Black Oil	Refining and Marketing	Recovery	Total
Revenues:
Base oil	$31,987,834	$—	$2,590,723	$34,578,557
Pygas	—	10,873,699	—	10,873,699
Industrial fuel	6,841,302	2,029,371	—	8,870,673
Distillates(1)	—	54,697	—	54,697
Oil collection services	5,650,687	—	—	5,650,687
Metals(2)	—	—	8,472,556	8,472,556
Other re-refinery products(3)	13,022,622	—	75,355	13,097,977
VGO/Marine fuel sales	81,766,719	—	—	81,766,719
Total revenues	139,269,164	12,957,767	11,138,634	163,365,565
Cost of revenues (exclusive of depreciation and amortization shown separately below)	113,196,583	10,651,069	10,929,461	134,777,113
Depreciation and amortization attributable to costs of revenues	4,062,124	579,846	547,361	5,189,331
Gross profit (loss)	22,010,457	1,726,852	(338,188)	23,399,121
Selling, general and administrative expenses	20,073,534	1,901,747	2,207,126	24,182,407
Depreciation and amortization attributable to operating expenses	1,503,022	401,592	86,144	1,990,758
Income (loss) from operations	$433,901	$(576,487)	$(2,631,458)	$(2,774,044)

Total assets	$114,976,772	$1,101,470	$4,681,677	$120,759,919

(1) Distillates are finished fuel products such as gasoline and diesel fuels.

(2) Metals consist of recoverable ferrous and non-ferrous recyclable metals from manufacturing and consumption. Scrap metal can be recovered from pipes, barges, boats, building supplies, surplus equipment, tanks, and other items consisting of metal composition. These materials are segregated, processed, cut-up and sent back to a steel mill for re-purposing.

(3) Other re-refinery products include the sales of asphalt, condensate, recovered products, and other petroleum products.

October 23, 2020

*** Beginning on Page 13 of the Annual Report ***

Products and Services

We generate substantially all of our revenue from the sale of eight product categories. All of these products are commodities that are subject to various degrees of product quality and performance specifications.

Base Oil

Base oil is an oil to which other oils or substances are added to produce a lubricant. Typically the main substance in lubricants, base oils, are refined from crude oil.

Pygas

Pygas, or pyrolysis gasoline, is a product that can be blended with gasoline as an octane booster or that can be distilled and separated into its components, including benzene and other hydrocarbons.

Industrial Fuel

Industrial fuel is a distillate fuel oil which is typically a blend of lower quality fuel oils. It can include diesel fuels and fuel oils such as No. 1, No. 2 and No. 4 diesel fuels that are historically used for space heating and power generation. Industrial fuel is typically a fuel with low viscosity, as well as low sulfur, ash, and heavy metal content, making it an ideal blending agent.

Distillates

Distillates are finished fuel products such as gasoline and diesel fuels.

Oil Collection Services

Oil collection services include the collection, handling, treatment and sales of used motor oil and products which include used motor oil (such as oil filters) which are collected from our customers.

Metals

Metals consist of recoverable ferrous and non-ferrous recyclable metals from manufacturing and consumption.  Scrap metal can be recovered from pipes, barges, boats, building supplies, surplus equipment, tanks, and other items consisting of metal composition.  These materials are segregated, processed, cut-up and sent back to a steel mill for re-purposing.

Other re-refinery products

Other re-refinery products include the sales of asphalt, condensate, recovered products, and other petroleum products.

October 23, 2020

VGO/Marine fuel sales

VGO/Marine fuel sales relate to the sale of low sulfur fuel meeting the criterial for IMO 2020 compliant marine fuels.

The way that the product categories above fit into our three operating segments (1) Black Oil; (2) Refining and Marketing; and (3) Recovery, are indicated below:

	Black Oil(1)	Refining and Marketing(2)	Recovery(3)
Base oil	X		X
Pygas		X
Industrial fuel	X	X
Distillates		X
Oil collection services	X
Metals			X
Other re-refinery products	X		X
VGO/Marine fuel sales	X

(1) The Black Oil segment consists primary of the sale of (a) petroleum products which include base oil and industrial fuels—which consist of used motor oils, cutterstock and fuel oil generated by our facilities; (b) oil collection services—which consist of used oil sales, burner fuel sales, antifreeze sales and service charges; (c) the sale of other re-refinery products including asphalt, condensate, recovered products, and used motor oil; (d) transportation revenues; and (e) the sale of VGO (vacuum gas oil)/marine fuel.

(2) The Refining and Marketing segment consists primarily of the sale of pygas; industrial fuels, which are produced at a third-party facility (KMTEX); and distillates.

(3) The Recovery segment consists primarily of revenues generated from the sale of ferrous and non-ferrous recyclable Metal(s) products that are recovered from manufacturing and consumption. It also includes revenues generated from trading/marketing of Group III Base Oils.